June 15, 2006
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
ATTN: John Cash, Accounting Branch Chief

RE:	Nanophase Technologies Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006
SEC File No. 0-22333
Dear Mr. Cash:
          Nanophase Technologies Corporation (the “Company” or “Nanophase”), hereby files with the Securities and Exchange Commission (the “Commission”), an initial response to the comments raised by the Staff with respect to the above-referenced report (the “10-K”) in the Staff’s comment letter dated June 5, 2006 (the “Comment Letter”). All responses to the accounting comments set forth in this letter were prepared in consultation with our independent auditors. For ease of review, we have numbered our responses below to correspond to the numbered comments set forth in the Comment Letter.
Item 9A. Controls and Procedures, page 31.
1.	We note your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Confirm to us, and revise future filings annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in these reports is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective without defining them. Refer to Exchange Act Rule 13a-15(e).

The Company acknowledges the Staff’s comment. We conclude that our disclosure controls and procedures are effective for the purpose of ensuring that material information required to be disclosed in reports filed under the Exchange Act is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. The Company will provide this requested clarification in subsequent filings.
Report of Independent Registered Public Accounting Firm, page F-3
2.	Revise future filings to ensure that the accountants’ report includes a conformed signature as required by Rule 2-02(a) of Regulation S-X.

The Company acknowledges the Staff’s comment and will provide the requested clarifications in subsequent filings.
Statement of Stockholders’ Equity, page F-7
3.	We note that you are required to register the shares you sold to Altana in the 2004 private placement. Please tell us what consideration or alternatives will be available to Altana if the shares are not registered and how you determined that classification in permanent equity is appropriate.

Company Response: Using the FASB’s EITF Abstract Issue No. 00-19 (“EITF 00-19”) as a guide, we reviewed EITF 00-19 (having excerpted some applicable paragraphs herein: ¶12 through ¶19, ¶24 through ¶26, ¶ 28 and ¶31, including, bold italicized items under eight applicable paragraphs that the FASB marked in such manner as to emphasize their importance, to ensure that classification of the shares relating to the 2004 Altana private placement was properly determined to be part of permanent equity.

EITF 00-19, ¶12: “Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash....”

Company’s Application of the Standard: Pursuant to the Stock Purchase Agreement dated March 23, 2004 between Altana Chemie AG (“Altana”) and the Company (“the Purchase Agreement,” Exhibit 4.10 to the Nanophase 2003 annual report on Form 10-K), Nanophase issued 1,256,281 unregistered shares of Nanophase common stock (the “Shares”). As a separate contractual covenant pursuant to the Registration Rights Agreement dated March 23, 2004 (“the Rights Agreement,” Exhibit 4.11 to the Nanophase 2003 annual report on Form 10-K) entered into in connection with the Purchase Agreement requires that Nanophase file a registration statement “as soon as practicable” after the second anniversary of the agreement (3/24/2006). Cash in lieu of registered shares, or any net-cash settlement, was never contemplated in the agreement.

EITF 00-19, ¶13: “Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company .....all of the following conditions must be met for a contract to be classified as equity:

The contract permits the company to settle in unregistered shares.”

Company’s Application of the Standard: The Rights Agreement requires that Nanophase file a registration statement “as soon as practicable” after the second anniversary of the agreement (3/24/2006). Altana was issued unregistered shares upon execution and funding of both the Purchase Agreement and the Rights Agreement. The Rights Agreement implicitly allows the Company to settle in unregistered shares by not providing a remedy in the event that the Company’s best efforts do not result in registration of the Shares. The covenants in the Rights Agreement only require that Nanophase use our best efforts to cause the Shares to be registered as soon as it is practicable after the second anniversary of the Rights Agreement.

EITF 00-19, ¶14: “The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date...Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.”

Company’s Application of the Standard: Based upon the covenants in the Rights Agreement, a successful registration statement is not a required outcome or a necessary component of Nanophase fulfilling its obligation under the Rights Agreement. Unregistered shares were delivered on or about March 24, 2004 and that delivery was not precluded, and will not be required to be rescinded, in the event of a failed registration statement. The Rights Agreement permits settlement by delivery of unregistered shares implicitly, the only obligations of Nanophase, beyond delivery of the unregistered Shares, being the filing of a registration statement as soon as practicable after March 24, 2006 and the application of its best reasonable efforts to effect registration. Therefore, the Shares, and the funds related to the shares, were appropriately classified as permanent equity.

EITF 00-19, ¶15: “A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means.” That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.”

Company’s Application of the Standard: The Purchase Agreement explicitly values the Shares at $7.96 per share, the cash purchase price per share. This valuation was a mutually agreed upon valuation calculated using the historical weighted average of closing prices as determined by the NASDAQ National Market at the date of the Purchase Agreement. This valuation was the final, unalterable purchase price of the Shares. Therefore, there is no possibility of the counterparty (Altana) producing an “unrealistic value” as contemplated in EITF 00-19.

EITF 00-19, ¶16: “If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.”

Company’s Application of the Standard: The Rights Agreement does not contemplate a penalty relating to alternative forms of contract settlement.

EITF 00-19, ¶17: “The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).

Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.”

Company’s Application of the Standard: There are no derivative instruments in either the Purchase Agreement or the Rights Agreement.

EITF 00-19, ¶18: “The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.”

Company’s Application of the Standard: There are no derivative instruments in either the Purchase Agreement or the Rights Agreement. The Shares required to settle the contract were delivered in the form of unregistered shares that were fully authorized. No further share issuance is contemplated in either the Purchase Agreement of the Rights Agreement. The Company had sufficient authorized and un-issued shares available at March 23, 2004 to allow us to issue the Shares to Altana and fulfill its entire obligation to Altana in terms of quantity of shares issued for the entire contemplated term of both agreements. Therefore, the securities were appropriately classified as permanent equity.

EITF 00-19, ¶19: “If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own stocks) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.”

Company’s Application of the Standard: The Shares required to settle the contract were delivered in the form of unregistered shares that were fully authorized. No further share issuance is contemplated in either the Purchase Agreement of the Rights Agreement. Having no derivative component to either agreement, the Company had sufficient authorized and un-issued shares available at March 23, 2004 to allow us to issue the Shares to Altana and fulfill its entire obligation to Altana in terms of quantity of shares issued for the entire contemplated term of both agreements. At the time of fulfillment of this obligation, the Company had enough shares authorized to meet all other known obligations requiring the issuance of shares (in the case of Nanophase, there is no convertible debt and this consideration was limited to shares available for grant under its Equity Compensation Plan). Both the Purchase Agreement and the Rights Agreement contain an explicit limit on the number of shares required to be delivered in a share settlement. Therefore, the securities were appropriately classified as permanent equity.

EITF 00-19, ¶24: There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Company’s Application of the Standard: Neither the Purchase Agreement nor the Rights Agreement contemplate cash payments in the event the Company fails to make timely filings with the SEC.

EITF 00-19, ¶25: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make whole” provisions).

Company’s Application of the Standard: Neither the Purchase Agreement nor the Rights Agreement require cash payments relating to any failure to register the shares.

EITF 00-19, ¶26: The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Company’s Application of the Standard: Neither the Purchase Agreement nor the Rights Agreement require “net cash settlement” in any instance nor contemplate any cash payment in exchange for their shares..

EITF 00-19, ¶28: There are no provisions in the contract that indicated that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Company’s Application of the Standard: Neither the Purchase Agreement nor the Rights Agreement contain provisions indicating the counterparty has rights that rank higher than those of the holders of the Company’s common stock.

EITF 00-19, ¶31: There is no requirement in the contract to post collateral at any point or for any reason.

Company’s Application of the Standard: Neither the Purchase Agreement nor the Rights Agreement require the Company to post any collateral at any time in connection with the Company’s obligations under such agreements.

The respective CEOs of Altana and Nanophase have recently discussed the pending filing of a registration statement relating to the Rights Agreement and have agreed to proceed at a time that is most convenient to Nanophase in the near term.

Having met all the requirements of EITF 00-19, management believes that the Company correctly classified the securities issued to Altana as permanent equity.
Response to Statement of Cash Flows, page F-8
4.	We note that your supplemental non-cash investing and financing activities include accounts receivable paid through the offset of long-term debt. Please tell us what these amounts relate to and how you considered the impact on your revenue recognition policy.

The amounts noted in “Supplemental non-cash investing activities” as accounts receivable paid through the offset of long-term debt relate directly to the $1.3 million loan the Company received from BASF Corporation (“BASF”) in November of 2000. This loan was to fund construction of a powder coating line, and related equipment, within the Company’s Romeoville, Illinois facility. This equipment is used to coat, test and package the Company’s materials produced for BASF, its largest customer.

The agreement between the Company and BASF required principal and interest to be paid to BASF on a per-kilogram-of-material-shipped basis. As each shipment of coated materials was shipped, the Company issued BASF a per kilogram credit (the “Per kg Credit”) (the amount credited per kilogram remains confidentially treated). The Company and BASF are in agreement as to how much of each shipment’s credit was to be applied to principal and how much was to be applied to interest. Given that BASF is a significant customer and the portion of the Company’s revenue relating to it is disclosed, as is the loan’s rate of interest (8.45%) and the fact that coated zinc oxide composes the great majority of revenue from BASF, it would put Nanophase and BASF at a competitive disadvantage to disclose how much per kilogram was to be credited, or “paid back,” periodically. With the amount of the credits per kilogram disclosed, the quantities shipped, and the pricing of such material, would be easy to determine algebraically.

This loan did not have any impact on the Company’s recognition of the revenue for coated product shipped. The contract pricing agreed upon prior to the loan has been held at the same levels, allowing for quantity discounts and inflationary increases, prior to the loan being issued and after issuance of the loan.

The accounting accompanying coated product shipments is (ignoring COGS and inventory impact):

Dr.	Accounts Receivable	$ Selling Price, less the Per kg Credit

	L-T Liability (or S-T Portion of L-T Liability)	$ Principal portion of the Per kg Credit

	Interest Expense	$ Interest portion of the Per kg Credit

	Cr. Product Revenue	$ Selling Price
In terms of Nanophase’s revenue recognition policy, sales of coated materials to BASF meet all of the required criteria:

•	Revenue is not recognized until goods are shipped and all goods are shipped FOB Nanophase, therefore, title transfers via shipment.

•	We have a long standing supply agreement with BASF which is persuasive evidence of an existing arrangement.

•	We have never had issues collecting monies due us from BASF, supporting reasonable assurance of collectibility.

•	All pricing is fixed annually and based upon annual quantities shipped, with provisions for inflationary increases.
In the Company’s view, all key criteria for revenue recognition under SAB 104 have been met in this case. The revenue relating to this loan would be identical whether we had written BASF a check for principal and interest on this loan with every shipment (or on a ratable timetable) or offset such principal and interest payments against amounts owed to the Company by BASF.
Response to Note 7. Pledged Assets and Long-Term Debt, page F-17
5.	We note that you recorded a debt discount and deferred revenue related to a promissory note held by BYK Chemie. Fully explain to us the rights and obligations of each party under this agreement. Please help us understand how you determined that the amount you recorded as deferred revenue is appropriate based on their rights to the new equipment and experimental products.

Company’s Response: Effective October 27, 2005, the Company entered into a Promissory Note (“Note”) with BYK-Chemie USA (“BYK”), a subsidiary of Altana Chemie.

The following is a summary of the relevant terms of the Note:
•	BYK lent the Company $1,597,420.

•	Interest rate is stated at the average daily LIBOR during the calendar quarter immediately preceding each quarter in which interest accrues, plus 100 basis points.

•	The Company will use the funds to buy, install and commission both an NAS Reactor System and a dispersion line (collectively “Equipment”).

•	BYK is guaranteed first priority for the manufacturing of products to fill orders submitted by BYK and to provide experimental products for their evaluation.

•	Interest will start accruing one year after the date that installation and commissioning of the Equipment has been completed.

•	Principal will be paid in cash installments consisting of:
o	1/3 of the balance outstanding on December 31, 2008, due on January 30, 2009

o	an additional 1/3 of the balance outstanding on December 31, 2008, due on April 30, 2009

o	remaining 1/3 of the balance outstanding on December 31, 2008, due on July 30, 2009.
•	Any remaining unpaid amount, Principal or accrued interest, after July 30, 2009 will become immediately payable.
The Company is receiving the Principal under an interest-free period for a term extending from the Effective Date through the date of commissioning the Equipment. We have estimated the Commissioning Date to July 1, 2006. Additionally, Altana Chemie owns approximately 7% of the outstanding stock of Nanophase and management did not view BYK (a subsidiary of Altana Chemie) as an independent party for purposes of this analysis. Given the pre-existing relationship between the Company and BYK’s parent, the stated interest rate was evaluated as to whether it was a “fair market” interest rate. Based upon feedback from the Company’s existing bankers, investment managers, and leasing agents, management determined that the stipulated rate was below “fair market.” The issues to be dealt with were then the accounting for the interest-free period and the below-market stated interest rate in the Note.

Accounting Principals Board Opinion No. 21, “Interest on Receivables and Payables” (“APB 21”), discusses the appropriate accounting when the face amount of a note does not reasonably represent the present value of the consideration given or received in the exchange. This circumstance may arise if the note is non-interest bearing or has a stated interest rate which is different from the rate of interest appropriate (“fair market”) for the debt at the date of the transaction.

Given that the Company exchanged the note in return for cash, the following paragraph of APB 21 applied:
“11. Note exchanged for cash. When a note is received or issued solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. If cash and some other rights or privileges are exchanged for a note, the value of the rights or privileges should be given accounting recognition as described in paragraph 7.”
In addition to the promise to repay the Note, the Company also provided a “right of priority” and a commitment to provide “experimental products” to BYK. APB 21 provides the following guidance related to other rights and privileges:
“7. Unstated rights or privileges. A note issued solely for cash equal to its face amount is presumed to earn the stated rate of interest. However, in some cases the parties may also exchange unstated (or stated) rights or privileges, which are given accounting recognition by establishing a note discount or premium account. In such instances, the effective interest rate differs from the stated rate. For example, a corporation may lend a supplier cash which is to be repaid five years hence with no stated interest. Such a noninterest bearing loan may be partial consideration under a purchase contract for supplier products at lower than the prevailing market prices. In this circumstance, the difference between the present value of the receivable and the cash loaned to the supplier is appropriately regarded as an addition to the cost of products purchased (Nanophase comment: in this case, APB 21 refers to cost of products purchased by BYK, which would equate to some form of revenue to Nanophase) during the contract term. The note discount is amortized as interest income over the five-year life of the note.”
Therefore, the Company must give accounting recognition to the rights and privileges also exchanged in the Note. Management determined the best methodology to value the rights and privileges would be to include the following:
•	Cash provided upon execution of the Note was deemed to be at fair value. APB 21, paragraph 11 (above) states this explicitly.

•	The value exchanged for the “right of first priority” and to “provide experimental product” can be directly attributed to the “interest-free” period and the fact that stated interest rate of the Note is less than market-value (i.e. BYK exchanged these items for the “right of first priority” and the “right to receive experimental product” from the Company).

•	Management’s determination of the appropriate “fair value” interest factor, which would allow management to appropriately discount the Note. This discount would then provide the estimated value of the rights and privileges exchanged with the Note.
The Company obtained interest rate information from its banker and investment manager, Harris Bank (“Harris”) and Credit Suisse First Boston (“CSFB”), respectively. Harris provides the Company with banking services, primarily checking accounts. However, Harris also provides a variety of debt services to local industries. Harris determined an appropriate market interest rate for a company similar to Nanophase would be approximately 9%.

Additionally, CSFB provides investing services to the Company. CSFB provided various interest rates offered to companies with “Junk Bond” status (i.e. high risk companies). The rates provided by CSFB ranged from 5% to 10% depending on the Junk Bond rating of the company.

Finally, the Company entered into an equipment lease near year-end with an outside third party. The lease’s stated interest rate is 9%.

Upon analysis of the estimated likely market interest inputs above, the Company determined a 9% interest factor to be the most appropriate for discounting the Note.

Based on our calculations, we determined the value of the additional rights and privileges stated in the Note to total approximately $350,000. Therefore, the Company booked the following entry upon inception of the Note and receipt of cash:

Dr. Debt Discount (Contra-Note Payable) $350,000
Cr. Deferred Other Revenue                         $350,000
The Company credited Deferred Other Revenue. These rights and privileges were provided to a major customer, and relate to priority of manufacturing product to be sold to the customer on an “as needed” basis, and to provide “experimental product” from which future product revenue will be derived. Given that this revenue is not directly related to a product sale per se, the Other Revenue designation represents the clearest presentation. This is also consistent with the example provided by APB 21, paragraph 7. However, the APB 21 example is a reversal of this situation, as the Company is receiving a loan vs. providing a loan. Given the facts and principles involved, we drew the conclusion from the example provided to support treating the value of the expected rights and privileges given to BYK as Deferred Revenue, resulting in a “Credit” to the balance sheet.

The Company also amortized part of the debt discount. The amortization was for the time period elapsed from the Effective Date to year-end. The Company is amortizing the debt discount over the period from November 2005 through the maturity date of July 31, 2009. The Company is using the effective interest method to amortize the debt discount.

Finally, the Company did not amortize any of the Deferred Other Revenue in 2005. As the Deferred Other Revenue relates to the “right of first priority” and the “right to experimental product,” management determined that these rights could only be provided upon commissioning of the Equipment. Therefore, the time period to amortize the Deferred Other Revenue would begin upon commissioning the Equipment (estimated as July 1, 2006 by management) through the Note maturity date of July 31, 2009, which is 37 months. The “rights and privileges” relate to a time period versus any actual or estimated production volumes. Therefore, amortizing the “rights and privileges” on a straight-line basis over the time period is the most systematic and rational methodology for recognizing the Deferred Other Revenue.

The Company believes that both the calculation of the note payable discount and the designation of such discount as Deferred Other Revenue were appropriate under APB 21 based on the guidance discussed above.
Response to Note 15. Significant Customers and Contingencies, page F-23
6.	We note that you received and “fully earned” $600,000 during 2004 from RHEM. We also note that your amended agreement with RHEM was extended through 2009. Please help us understand how you determined that this payment was “fully earned” in 2004.

This question addresses the earnings process relating to other revenue received from Rohm & Hass Electronic Materials CMP Inc. (“RHEM”) in 2004.

Historically, the great majority of the Company’s products require a long development/adoption cycle as Nanophase works with customers to explore the benefits of using our nanomaterials in the customer’s applications. This process often requires the Company to expend a significant amount of effort in producing nanomaterials that meet customers’ performance requirements. The typical development/adoption cycle can last as long as 3 to 4 years.

The Company’s execution of a Cooperation Agreement (the “Agreement”) with RHEM, in June of 2002, marked its entry into the development of product for use in a “slurry” formulation to be used in Chemical/Mechanical Planarization (“CMP”). This Agreement, and the related development process followed the typical model outline in the preceding paragraph.

Given that there seemed to be only three major competitors in this segment of the CMP market and two of them had proven difficult for the Company either to deal with or reach, the third, RHEM, appeared to be the ideal customer for the Company’s entry into this new product segment.

Generally speaking, the Agreement required the development of specific particles (the “Particles”) to be used in a “slurry” formulation by RHEM, for sale to its customers, for use in a CMP process (the “Field”). The Agreement states that the Company will own the intellectual property applicable to the manufacture of any particles created and RHEM will own the intellectual property applicable to slurry formulation. The “Recitals” of the agreement make it clear that the Company, as of the date it entered the Agreement, manufactures and sells cerium oxide particles (the Particles that are the subject of the Agreement) and/or dispersions of cerium oxide particles that were available for potential use in products for use in CMP and further provided that RHEM believes that the use of the Company’s Particles, for applications in CMP with RHEM’s slurry products, will result in superior products for sale to RHEM’s CMP customers.

The “Cooperation” section on page 2 of the agreement provides, in part, that:
•	Both parties will use all commercially reasonable efforts to cooperate with one another to develop one or more commercial slurry products incorporating Particles for applications in the Field. Note that this language in turn was defined as “Development Product”. The development efforts were focused on the development of a slurry, not the Particles,

•	Nanophase had a general obligation to (i) provide RHEM with research samples of the Development Product (ii) devote sufficient resources as may be agreed to provide for the development effort and (iii) provide RHEM and its customers with technical support as to the use of the Particles and Development Products, and

•	Unless otherwise agreed, each party shall be responsible for its own expenses in connection with the development effort.
The Agreement did not explicitly contemplate that Development Products would not be developed. Under the section titled “Term and Termination” on page 12, the Agreement provided that the “exclusivity” provided for in the agreement would possibly terminate... in the event that (a) no RHEM customer has qualified a CMP slurry product incorporating the Particles and RHEM has not purchased at least 7,000 kilograms of Particles from the Company as of December 31, 2003, (b) if RHEM did not purchase at least 21,000 kilograms of Particles during 2004, (c) if RHEM did not purchase at least 61,000 kilograms of Particles during 2005, and (d) similarly on a going forward basis for such amounts as the parties agreed to. The initial term of the Agreement was for five years through June 24, 2007 and the Agreement further provided “subject to RHEM’s complying with the purchase minimums . . ., this Agreement will renew automatically at the end of the initial term for consecutive additional five year periods of five years each, unless terminated by either party upon written notice...”

Additionally, as previously mentioned the Agreement provides for exclusivity to both parties. The Company would not sell the Particles to another customer within the Field, and RHEM would not purchase Particles from other vendors. Exclusivity would remain in force for the term of the Agreement, unless the minimum purchase requirements under the Agreement were not met. The minimum purchase requirements are measured annually on a calendar year. The Agreement provides for no recourse for the Company in the event that RHEM does not purchase the required minimum purchase requirements, other than a loss of exclusivity.

Section 11 of the Agreement provides for terms relating to “Product Development and Improvement”. This section, amongst other things, requires the Company to use commercially reasonable efforts and devote reasonable resources to maintain the Particles for applications in the Field (defined as Particles for use in CMP) as “state of the art” or better, based on mutually agreed specifications and provides for RHEM to have a process to communicate Particle performance deficiency which in turn provides the Company with an opportunity within a defined timeframe to correct. Again, a failure to “correct” only affects the exclusivity provisions.

The Company received no consideration to enter the Agreement other than the grant of exclusivity from RHEM and the expectation that product orders would follow. Additionally, the Company did not receive any reimbursement for expenses incurred by the Company. Prior to shipping the required quantity of material in 2003, the Company had fulfilled all of its requirements under the Agreement, had received RHEM’s acceptance of the Particles, and Development Products had been developed and shipped through December 31, 2003. Additionally, the Company was prepared to deliver the specified quantities as required per the minimum purchase quantities under terms of the Agreement in 2004. Under the terms of the Agreement, the first scheduled delivery of Particles was planned for calendar year 2004.

In February 2004, RHEM notified the Company that it would prefer not to meet the minimum purchase requirements set forth for 2004. Nanophase then informed RHEM that exclusivity may not be able to be maintained if RHEM could not meet its 2004 minimum purchase requirements. The Company and RHEM then agreed to amend the Agreement (“Amendment #1”) to allow RHEM to maintain exclusivity with the Company through 2004, and to be relieved of its calendar year 2004 purchase requirement, modified purchase minimums for 2005, and extended the Agreement for an additional 18 months through December 2009. In consideration of continuing such exclusivity through 2004, RHEM agreed to provide $600,000 to be used “to develop one or more commercial slurry products incorporating Particles for applications in the Field.” Note that this language in turn was defined as “Development Product” in the Agreement. Three payments were made in 2004, and the final payment was received in the 1st quarter of 2005. During 2004, the Company recognized $150,000 in revenue for each calendar quarter in 2004, as the Company invoiced RHEM on each of the calendar quarters ending in 2004.

On October 15, 2004, the Company and RHEM modified the original Agreement again (“Amendment #2). Amendment #2 specifically stated the kilograms of product to be shipped for 2005 and 2006 in the following manner:
•	“In 2005, exclusivity will be conditioned on RHEM’s purchase from Nanophase of a certain quantity of Particles for applications in the Field at a designated per kilogram price, purchased on a scheduled basis each quarter, through December 31, 2005;”

•	“In 2006, exclusivity will be conditioned on RHEM’s purchase of a minimum quantity of Particles for such year on a schedule to be mutually agreed upon by October 15, 2005.”

•	Annual and quarterly kilogram quantities have been treated as confidential as such disclosure of specific quantities, based upon RHEM’s sales dollar volume being disclosed in periodic filings due to their status as a “significant customer,” could lead to indirect disclosure of key pricing (a straightforward albebraic determination) information that would put Nanophase and RHEM at a competitive disadvantage in the marketplace.
Amendment #2 was not unexpected, as it was specifically called for within Amendment #1 for the purpose of providing for the specifics of the agreed to 2005 purchase requirements needed to continue exclusivity in 2005.

There have been no oral or written side agreements between RHEM and the Company relating to the original Agreement or its Amendments. This contract represents the only ongoing business relationship between RHEM and Nanophase.

The accounting for the original Agreement was to expense all costs as they were incurred and no revenue was recognized, other than for minor shipments.

The issue is the accounting for the $600,000 received in 2004. Was this “earned” in 2004 or did it somehow relate to future periods?

The terms of the $600,000 consideration were placed into a paragraph in Amendment #1 titled, “Development Funding”. In order to determine whether this provision in the Amendment relates to future research and development performance, management considered the qualitative elements surrounding Amendment #1.

The qualitative elements from management’s discussions with RHEM and in the contracts are the following:
•	RHEM risked losing exclusivity of the Particles under the terms of the original Agreement due to its inability to fulfill the purchase minimums as specified.

•	RHEM desired to maintain exclusivity with the Company. This fact is confirmed by the paragraph titled, “Exclusivity,” in Amendment #1. The development of a slurry product incorporating a nanoparticle was important to RHEM given that Hitachi, a competitor in the CMP supply market and a chip manufacturer itself, was already said to have a slurry product incorporating nanoparticles.

•	RHEM approached the Company in order to reach an accommodation and amend the Agreement. The Company did not initiate these discussions, as it had fulfilled the original terms of the Agreement requiring the Company to be in a position to produce Particles meeting RHEM’s specifications. The Company complied with the terms, and expected RHEM to comply.

•	RHEM sought to maintain exclusivity of the contract with no consideration being given, but eventually agreed to pay $600,000 for exclusivity through 2004 and retained minimum purchase requirements to retain exclusivity in 2005 and beyond. The Company’s primary contention regarding additional consideration for the Amendment related to the fact that the Particles held value in the market, and RHEM’s unwillingness to purchase the required Particles in 2004 would cause an economic loss of margin on the possible sale of the Particles to other companies in the marketplace. The original Agreement required minimum purchases for 2004 totaling $3,045,000, none of which were met. As part of our considerations, we performed a margin analysis on the lost revenue for 2004 that was agreed to in the original Agreement. The consideration paid by RHEM to amend the Agreement is tied to this analysis, even though the consideration did not allow the Company to fully recover the lost margin. The Company recognized, as had occurred in previous new product development efforts, that the originally agreed to quantities expected to be shipped had been based upon imperfect market knowledge and for purposes of its lost margin calculations it used the 2003 quantity of material shipped to RHEM, which resulted in an estimated $644,000 in margin. Amendment #1 did not modify the pricing of the Particles, as provided for in the original Agreement.

•	Management established the pricing based on an “expected” normal margin and in turn these margins would provide for a reasonable return on net capital employed. Amendment #1 did not modify this. Additionally, Amendment #2 specifically stated the price per kilogram as negotiated by both parties. The price per kilogram remains consistent with the 2002 and 2003 pricing, as stated in the original Agreement. Therefore, no discounting of future product sales appears to have occurred, and the $600,000 received by the Company, therefore, is not attributable to discounts on future sales.

•	Based on wording in Amendment #1 and Amendment #2, exclusivity remains “conditional.” Based on RHEM’s failure in 2004 to purchase sufficient product to continue the grant of exclusivity to RHEM and no reasonable expectation that future product purchases would be at the level contemplated in the agreement to continue exclusivity, management does not believe that any value can be placed on the “exclusivity” portion of the contract, other than the “exclusivity” provided for 2004.

•	The Company views Amendment #1 as a “cure” for RHEM’s failure to place product orders and accept delivery of product in 2004 and not as a Research and Development Agreement or “Development Funding Agreement.” This conclusion is supported by the fact that no additional research or development was required to provide acceptable Particles under Amendment #1 or the original Agreement. Paragraph 11 of the Agreement only provided that Nanophase use commercially reasonable efforts to maintain the Particles as state of the art.

•	Loss of exclusivity would cause a set back on RHEM’s development of commercial applications using the Particles. Per discussions RHEM, management believes the use of their “slurry” application containing the Company’s Particles outperformed other “slurry” applications. The loss of exclusivity of the Company’s particles would put RHEM back to “square one” in the development of the commercial applications for their “slurry”. This would represent a loss of two years, as this process began in 2002. Therefore, it was critical for RHEM to maintain exclusivity.

•	Even though Amendment #1 was jointly authored, the use of the term “Development Funding” in the Amendment was specifically requested by RHEM, and it reflects RHEM’s desire that the relationship between RHEM and the Company continue to remain a positive one.

•	The Company’s Particles and the resultant Development Product are state of the art to this day. As of December 31, 2003 and subsequently, no further development expenditures were necessary beyond our normal research and development expenditures principally directed toward manufacturing process improvement. The Company, based on reports on the Hitachi product, believes that the Development Product is superior because it can be “mixed” into the ready to use formulation months ahead of time and is ready for use, even after storage, by simply agitating the slurry. Hitachi’s product cannot be made in advance and must be put into final formulation immediately prior to use. Further, the Company’s management would argue that the “state of art” requirement as of December 31, 2003, looking forward based on management’s expectations at that point in time, and as of today, is an “inconsequential or perfunctory performance obligation,” within the meaning and as discussed in SAB No. 104, Topic 13Ac3, because (a) the Particles sold in 2005 and 2006 are the same as those developed previously and shipped through December 31, 2003, (b) there was never an expectation in our minds that these Particles would be required to be changed and (c) in fact, the Company to date has never received a “Performance Deficiency Notice,” as provided for in the Agreement Section 11, Paragraph (b).

•	Lastly, it should be noted that the Agreement in Section 8, Paragraphs (a) and (c), provides that the Company, in the event of refusal to supply Particles for applications in the Field,

or acknowledgement of insolvency, or a change in control, upon RHEM giving written notice, will enter into a license (described as “self-executing”) with RHEM, bearing a royalty of 8% of “the per kilogram dry weight price of the Particle” that will enable RHEM to manufacture the Particles for use in the Field. This is further indicative that even at the time the original Agreement was entered into, as acknowledged in the recitals, that RHEM felt that the Company already had a Particle of use to it in a commercial slurry application.
The interpretation of any agreement, for purposes of determining accounting treatment, must consider context, the intentions of the parties to the agreement and a consideration of “substance over form.” The Company already had suitable Particles manufactured at the time it entered the Agreement, the Company simply had to cooperate with RHEM in the development of a slurry product – by providing samples of Development Product and otherwise cooperating in development efforts, and the Company had met all of its obligations under the Agreement as of December 31, 2003 and has subsequently met its obligation, to date, without significant expenditure, of maintaining the Particles at “state of the art”. Likewise, Amendments #1 and #2 need to be similarly interpreted. The Company and RHEM have a mutual interest in working together, maintaining the cooperation provided for in the original Agreement, and we both recognized that we were overly-optimistic with regard to the timeframe and quantities provided for in the original Agreement. The Amendments were all about maintaining exclusivity and keeping things moving forward, which is at the heart of maintaining the spirit of cooperation necessary to bring a product to market. The Company believes that this contextual, substance over form type of consideration, supports the fact that, despite the language in Amendment #1 Paragraph 1. that seems to indicate that the $600,000 is in part to fund continued development of Particles, the $600,000 was in fact wholly attributable to “consideration of Nanophase’s agreements herein” (language also contained in Paragraph #1) that specifically related to the maintenance of exclusivity. Further, if the $600,000 was in part for “development funding,” it is highly unlikely that these development activities could be viewed to extend past December 31, 2004 since the reframed Agreement now called for product shipment to commence in 2005, and therefore it would also seem that this money, under a development funding scenario rejected by management, was also “earned” within 2004 and which would still be consistent with the Company’s accounting to recognize this revenue in 2004.

Management also considered whether the Agreement falls under the provisions of SFAS 68, Research & Development Agreements (“SFAS 68”). In general terms, SFAS 68 addresses the accounting treatment for research and development funded by other parties. This does not apply to the original Agreement, as there was no funding mechanism introduced upon inception. Based on the considerations listed above, we also do not consider Amendment #1 or the $600,000 to fall under SFAS 68.

As SFAS 68 does not apply, management believes revenue recognition criteria as outlined by SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), provides the appropriate guidance for the accounting treatment for the consideration paid to the Company from RHEM for Amendment #1 to the Agreement.

Under the provisions of SAB 104, the following criteria are generally required to recognize and record revenue:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price is fixed and determinable, and

•	Collectibility is reasonably assured.
In addition to the above provisions under SAB 104, the Company believes the earnings process is substantially complete with the billing of $150,000 for each quarter. Under Concepts Statement 5, paragraph 83(b), “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled the benefits represented by the revenues”. The earnings process is substantially complete because of the following:
•	As stated previously, there were no other performance requirements under the Agreement. Even though Amendment #1 discusses “Development Funding,” this paragraph is not substantive as no further development performance was required.

•	Additionally, there is no value to the reduction in the minimum purchase requirements for 2005 because of the conditional element of the exclusivity. Each year, exclusivity is maintained by meeting minimum purchase requirements. Since this is a conditional test and there is no persuasive evidence that RHEM will meet the purchase requirements in 2005, then the parties would have to enter into another round of negotiations. Additionally, RHEM has not shown an ability to meet the terms of the Agreement, as it has already been amended twice. Given this fact, no value could be assigned to the reduction in minimum purchase requirements.

•	Finally, even though Amendment #1 provided for an extension of the initial term for two years, no value can be assigned to this modification. Minimum purchase requirements for the extra year and price per kg are not provided in the Amendment, and will require negotiation. Additionally, due to the fact that the Agreement has been amended, there is not substantive evidence of RHEM’s ability to meet the terms of the Amendment in future periods.
If the $600,000 is deemed to be for development funding, arguably the revenues were earned in 2004 and would rightly offset any expense potentially thought to be incurred (rebutted by management’s position) in the year of 2004. Amendment #1 calls for the Company to ship product in 2005 and the Company, as a result of original Agreement Section 11. (a), cannot change the manufacturing process in a way potentially affecting compliance with specifications without 7 months prior written notice. This would seem to argue against the notion that there were ongoing development efforts, after commencement of product shipment (to occur in 2005), that call for deferral of some or all of the $600,000 and recognition of it in a future period to offset an expense to be incurred. To be sure, the Company will continue to spend money on research and development, but this will, as previously noted, be primarily focused on process improvement which will result in its own reward as a result of production cost reductions.

Since the Company is satisfied that the earnings process was complete, the revenue, as recognized ratably during 2004, was properly recorded.
Response to Note 17. Quarterly Financial Data, page F-25
7.	Revise future filing to present gross profits as required by Item 302(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and will provide the requested clarifications in subsequent filings.
Response to Note 18. Administrative Actions, page F-25
8.	Please provide a more comprehensive description of how the patent claims being brought against you could potentially harm your business and operating results and quantify the amount of any damages being sought. In addition, based on your current disclosures, it is not clear whether you believe a material loss related to this matter is probable, reasonable possible or remote. If you believe a material loss is probable or reasonably possible, revise future filings to provide all the disclosures required by SAB 5:Y and SFAS 5.

While the Company intends to vigorously defend its patent protection against such claims, it does not believe that these patent claims pose a risk of material harm to the Company’s business prospects or competitive position. If the scope of the Company’s claims protected by the patent in question were ultimately reduced through the pending re-examination proceedings before the Patent and Trademark Office, the Company still would continue to be able to conduct its business as currently conducted, including use of the technology that is the subject of the patented claims. A reduction in the scope of the claims protected by the Company’s patent in question would merely limit the Company’s ability to assert infringement claims and suits against other parties using the same or sufficiently similar technology. The Company believes that while patent protection is a valuable asset, a reduction in the scope of the claims protected by the Company’s patent in question would not materially alter the competitive environment in which the Company operates or result in a material loss. Since the Company does not believe that a material loss is probable or reasonably possible, the Company further believes that disclosure under SAB 5:Y or SFAS 5 is not necessary.
Acknowledgement
     As request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Nanophase is interested in assisting the Commission staff in completing the registration process as expeditiously as possible. Thank you for your assistance in this matter.

Very truly yours, NANOPHASE TECHNOLOGIES CORPORATION
By:	/s/ Jess Jankowski
Jess Jankowski, Chief Financial Officer